SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FARMERS NATIONAL BANC CORP.

(Name of Issuer)

Shares of Common Stock, with no par value

(Title of Class of Securities)

309627107

(CUSIP Number)

Roger D. Proper, Jr., Esq.

Critchfield, Critchfield & Johnston, Ltd.

225 North Market Street

Wooster, Ohio 44691

(330) 264-4444

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 15, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 309627107

1	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (entities only) James R. Smail
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO : See Item 3
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 1,675,017
		8	Shared Voting Power 0
		9	Sole Dispositive Power 1,675,017*
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,675,017*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 6.08%
14	Type of Reporting Person (See Instructions) IN

*	Includes 1,665,983 shares held by Mr. James Smail and 9,034 shares held by James Smail IRA

SCHEDULE 13D

Item 1.	Security and Issuer.

The class of equity securities to which this 13D relates is the common stock, without par value, (the “Shares”) of Farmers National Banc Corp., an Ohio corporation (the “Issuer”). The Issuer’s stock is traded on the NASDAQ-NMS. The ticker symbol for the Issuer is “FMNB”. The principal executive offices of the Issuer are located at 20 S. Broad St., Canfield, Ohio 44406.

Item 2.	Identity and Background.

(a) Pursuant to Rule 13d-1(k), this Schedule 13D is filed by James R. Smail (“Mr. Smail”), for the purpose of reporting acquisitions of Shares of the Issuer.

(b) The business address of Mr. Smail is 2285 Eagle Pass, Wooster, Ohio 44691.

(c) Mr. Smail’s principal occupation is chairman of the board and owner of J.R. Smail, Inc. J.R. Smail, Inc. is an oil and gas production company.

(d) Mr. Smail has not been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors) during the last 5 years.

(e) Mr. Smail has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last 5 years.

(f) Mr. Smail is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Smail owned 1,310,000 shares, 4.84% of FMNB prior to this filing. Mr. Smail acquired an additional 365,017 shares pursuant to that certain Agreement and Plan of Merger by and between Monitor Bancorp, Inc., Farmers National Banc Corp., and FMNB Merger Subsidiary II, LLC dated March 13, 2017 (“Merger Agreement”).

Item 4.	Purpose of Transaction.

The Shares covered by this Schedule 13D are being held for investment purposes. Mr. Smail may, from time to time, acquire additional securities of Farmers National Banc Corp. using personal funds (or working capital) through a broker and/or privately negotiated transactions.

Other then as disclosed in this Item 4, pursuant to the instructions for items (a) through (j) of Item 4 of Schedule 13D, Mr. Smail does not currently have plans or proposals that relate to or would result in any of the following:

(i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

(ii) the sale or transfer of a material amount of assets of the Issuer;

(iii) a change in the present board of directors or management of the Issuer;

(iv) a material change in the present capitalization or dividend policy of the Issuer;

(v) a material change in the business or corporate structure of the Issuer;

(vi) a change to the articles of incorporation, or code of regulations of the Issuer, or an impediment to the acquisition of control of the Issuer, by any person;

(vii) the delisting from the NASDAQ-NMS of the Shares;

(viii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(9) (4) of the Securities Exchange Act of 1934, as amended; or

(ix) any action similar to any of those enumerated in (i) through (viii) above.

Mr. Smail reserves the right to modify his plans and proposals described in this Item 4 and to acquire additional Shares or dispose of Shares from time to time depending on market conditions. Further, subject to applicable laws and regulations, Mr. Smail may formulate plans and proposals that may result in the occurrence of an event set forth in (i) through (ix) above or in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) According to the most recently available filing with the Securities and Exchange Commission by the Issuer, there were 27,078,261.00 Shares outstanding plus the additional share issuance pursuant to the Merger Agreement with Monitor Bancorp, Inc. of 465,787 Shares, based on the foregoing, Issuer has 27,544,048 outstanding. In accordance with Rule 13d-3 of the Securities Exchange Act of 1934, Mr. Smail beneficially owns 1,675,017 Shares, transfer on death to J.R. Smail Trust, which represents 6.08% of the outstanding Shares.

(b) Mr. Smail has sole power to vote, or to direct the voting of, and sole power to dispose, or to direct the disposition of, the Shares owned by him individually.

(c) Pursuant to the Merger Agreement, shareholders of Monitor Bancorp, Inc. could request to receive either shares of the Issuer, cash, or some combination thereof, in exchange for their Monitor Bancorp, Inc. shares. Mr. Smail requested shares of the Issuer and received 365,017 shares, in addition to some cash, as a result of the transaction. It was not until after all the Monitor Bancorp, Inc. shareholder elections were processed that Mr. Smail learned that he crossed the 5% threshold requiring this 13D filing. Upon realization of the same, Mr. Smail promptly completed and filed this 13D. During the past 60 days, Mr. Smail purchased 0 Shares in open market.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 23, 2017

/s/ James R. Smail
JAMES R. SMAIL, individually